SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

Special Meeting of Shareholders

Notice of Call

The shareholders are hereby called to attend the Special Meeting of Shareholders of the company to be held at 02:00 p.m., on March 26, 2004, at Teatro Vivo, on Av. Roque Petroni Junior, 1464 – térreo (Teatro Vivo), Morumbi, in the Capital of São Paulo State, in order to make resolutions on the following agenda:

1. To approve the election, due to expiration of term, of one member to the Board of Directors.

GENERAL INSTRUCTIONS:

A) The proxies for the Meeting should be filed with the company’s head-office, on Av. Roque Petroni Junior, 1464 – 3o andar – lado B (Legal Department), until 48 hours prior to the holding of the Meetings.

B) Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchanges wishing to attend this Meeting should produce a statement issued up to 48 hours prior to the holding of the Meeting, showing their respective stock interests.

C) Pursuant to CVM Instruction no. 165, dated 12/11/91, as amended by article 1 of CVM Instruction no. 282, dated 06/26/98, the minimum percentile of interest in the voting capital necessary for requesting the adoption of a multiple vote procedure for election of the member to the Board of Directors is five per cent (5%).

São Paulo, March 09, 2004.

Felix Pablo Ivorra Cano
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.